

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20140516537-24
	Filing Date and Time
	07/18/2014 12:25 PM
	Entity Number
	E0371412014-7

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	LUMIOX, INC.
2. Registered Agent for Service of Process: (check only one box)	[X] Commercial Registered Agent: ROBERT C. HARRIS Name [ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below) Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity Street Address _____ City _____ Nevada _____ Zip Code Mailing Address (if different from street address) _____ City _____ Nevada _____ Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 75000000 Par value per share: $ 0.001 Number of shares *without par value:* 0
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) MICHAEL PAUL JARVIE Name 564 WEDGE LANE FERNLEY NV 89408 Street Address City State Zip Code 2) _____ Name _____ Street Address City State Zip Code
5. Purpose: (optional; required only if Benefit Corporation status selected)	The purpose of the corporation shall be: ANY LEGAL PURPOSE
6. Benefit Corporation: (see instructions)	[ ] Yes
7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. ROBERT C. HARRIS **X** ROBERT C. HARRIS Name Incorporator Signature 564 WEDGE LN. FERNLEY NV 89408 Address City State Zip Code
8. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. **X** ROBERT C. HARRIS 7/18/2014 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION

OF

LUMIOX, INC.

The Incorporator, Robert C. Harris, who is the herein undersigned, for the purpose of forming a corporation under the Laws of the State of Nevada, presently adopts the following Articles of Corporation; and so certifies that:

I

The corporation name is: LUMIOX, INC.

II

The designated Registered Agent for LUMIOX, INC. is Robert C. Harris at 564 Wedge Ln., Fernley, Nevada 89408.

III

The authorized Common Stock is 75,000,000 shares, holding $0.001 par value. Shares may be disbursed by the authority of the First Board of Directors, anytime without motion by the shareholders. Every issued share shall be equivalent to one vote. All shares, once issued, must be properly and fully funded; additionally, all issued shares shall be the personal property of the shareholder, and shares so disbursed shall be fully recognized as paid in full by the herein corporation; the holder of any share or shares shall not be liable for any further payment thereof; said shares shall not be subject to assessment for the debts of the corporation, nor will they be assessable by LUMIOX, INC.

IV

The initiating officers of LUMIOX, INC. are to be known as the First Board of Directors. The quantity of directors may be enlarged or curtailed in such a way as stated in the bylaws of LUMIOX, INC.. However, the number of Directors shall not exceed six (6), and shall not be reduced in number to less than one (1).

than one (1). The identity and address of the First Board of Directors, which is one (1) in total, is as follows: (President; Secretary; Treasurer) Michael Paul Jarvie, whose mailing address is, 564 Wedge Ln., Fernley, Nevada 89408.

V

The general purposes for which LUMIOX, INC., is formed and organized are:

1.) To engage in the business of Online Light-Lighting-Distribution and Wholesale.

2.) To engage in any other trade or business which, can, in the opinion of the First Board of Directors of LUMIOX, INC. be beneficial to the foregoing business.

3.) The business purpose of LUMIOX, INC., including it goals and functions, advocated or conducted, condoned or comported, will all transact in a lawful manner in accordance with the laws of the State of Nevada.

4.) To do other things as are advisable to the foregoing, or essential in order to accomplish the foregoing.

VI

LUMIOX, INC. is to have perpetual existence. Where the business takes place, and where the corporate records are, may be sustained anywhere in the United States; or territory of the same; or foreign country.

THE UNDERSIGNED, Robert C. Harris, being the original incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Nevada, and in pursuance of the general corporation law of the State of Nevada, does make and file this certificate, hereby declaring and certifying that the facts herein above stated are true, and accordingly have hereunto set our hand this day of July 18th, 2014.



Robert C. Harris
564 Wedge Ln.
Fernley, NV 8940